Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	1,895	2,025
Accounts receivable (note 3)	1,176	1,345
Income taxes receivable	256	323
Inventories	1,864	1,736
Prepaid expenses	48	64

	5,239	5,493
Exploration and evaluation assets (note 3 & 4)	842	773
Property, plant and equipment, net (note 3 & 5)	27,944	27,354
Goodwill	673	663
Contribution receivable	527	607
Investment in joint ventures (note 3)	144	132
Other assets (note 3)	150	139

Total Assets	35,519	35,161

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 3)	2,918	2,985
Asset retirement obligations (note 9)	145	107

	3,063	3,092
Long-term debt (note 7)	3,979	3,918
Other long-term liabilities (note 3)	274	328
Contribution payable	1,366	1,336
Deferred tax liabilities (note 3)	4,687	4,640
Asset retirement obligations (note 9)	2,660	2,686

Total Liabilities	16,029	16,000

Shareholders’ equity
Common shares (note 10)	6,955	6,939
Preferred shares	291	291
Retained earnings	12,196	11,950
Other reserves	48	(19)

Total Shareholders’ Equity	19,490	19,161

Total Liabilities and Shareholders’ Equity	35,519	35,161

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Income

	Three months ended March 31,
(millions of Canadian dollars, except share data)	2013	2012
Gross revenues	5,645	5,913
Royalties	(204)	(219)
Marketing and other	162	71

Revenues, net of royalties	5,603	5,765

Expenses
Purchases of crude oil and products	3,184	3,434
Production and operating expenses	667	642
Selling, general and administrative expenses	130	99
Depletion, depreciation and amortization (note 5)	681	637
Exploration and evaluation expenses	88	75
Other—net	25	3

	4,775	4,890

Earnings from operating activities	828	875

Financial items (note 8)
Net foreign exchange losses	(8)	(1)
Finance income	11	27
Finance expenses	(53)	(71)

	(50)	(45)

Earnings before income taxes	778	830

Provisions for (recovery of) income taxes
Current	208	283
Deferred	35	(44)

	243	239

Net earnings	535	591

Earnings per share (note 10)
Basic	0.54	0.61
Diluted	0.54	0.60
Weighted average number of common shares outstanding (note 10)
Basic (millions)	982.5	965.6
Diluted (millions)	983.8	973.5

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Comprehensive Income

	Three months ended March 31,
(millions of Canadian dollars)	2013	2012
Net earnings	535	591
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Remeasurements of pension plans, net of tax	—	3
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 11)	5	—
Exchange differences on translation of foreign operations	112	(68)
Hedge of net investment (note 11)	(50)	21

Other comprehensive income (loss)	67	(44)

Comprehensive income	602	547

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2011	6,327	291	11,097	60	(2)	17,773

Net earnings	—	—	591	—	—	591
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax of $1 million)	—	—	3	—	—	3
Exchange differences on translation of foreign operations (net of tax of $9 million)	—	—	—	(68)	—	(68)
Hedge of net investment (net of tax of $3 million) (note 11)	—	—	—	21	—	21

Total comprehensive income (loss)	—	—	594	(47)	—	547
Transactions with owners recognized directly in equity:
Stock dividends paid	200	—	—	—	—	200
Dividends declared on common shares (note 10)	—	—	(290)	—	—	(290)
Dividends declared on preferred shares (note 10)	—	—	(3)	—	—	(3)

Balance as at March 31, 2012	6,527	291	11,398	13	(2)	18,227

Balance as at December 31, 2012	6,939	291	11,950	(20)	1	19,161

Net earnings	—	—	535	—	—	535
Other comprehensive income (loss)
Derivatives designated as cash flow hedges (net of tax of $2 million) (note 11)	—	—	—	—	5	5
Exchange differences on translation of foreign operations (net of tax of $17 million)	—	—	—	112	—	112
Hedge of net investment (net of tax of $7 million) (note 11)	—	—	—	(50)	—	(50)

Total comprehensive income	—	—	535	62	5	602
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	2	—	—	—	—	2
Stock options exercised (note 10)	14	—	—	—	—	14
Dividends declared on common shares (note 10)	—	—	(295)	—	—	(295)
Dividends declared on preferred shares (note 10)	—	—	(3)	—	—	(3)
Change in accounting policy (note 3)	—	—	9	—	—	9

Balance as at March 31, 2013	6,955	291	12,196	42	6	19,490

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
(millions of Canadian dollars)	2013	2012
Operating activities
Net earnings	535	591
Items not affecting cash:
Accretion (note 8)	32	24
Depletion, depreciation and amortization (note 5)	681	637
Exploration and evaluation expenses	3	1
Deferred income taxes	35	(44)
Foreign exchange	6	(5)
Stock-based compensation (note 10)	9	4
Gain on sale of assets	(14)	(1)
Other	(4)	(35)
Settlement of asset retirement obligations (note 9)	(43)	(33)
Income taxes paid	(141)	(199)
Interest received	3	11
Change in non-cash working capital (note 6)	213	532

Cash flow—operating activities	1,315	1,483

Financing activities
Long-term debt issuance	—	500
Debt issue costs	—	(5)
Proceeds from exercise of stock options	13	—
Dividends on common shares	(293)	(88)
Dividends on preferred shares	—	(3)
Interest paid	(41)	(43)
Contribution receivable payment	100	81
Other	11	4
Change in non-cash working capital (note 6)	5	31

Cash flow—financing activities	(205)	477

Investing activities
Capital expenditures	(1,152)	(1,094)
Proceeds from asset sales	19	1
Contribution payable payment	(18)	(26)
Other	(18)	(17)
Change in non-cash working capital (note 6)	(65)	10

Cash flow—investing activities	(1,234)	(1,126)

Increase (decrease) in cash and cash equivalents	(124)	834
Effect of exchange rates on cash and cash equivalents	(6)	(4)
Cash and cash equivalents at beginning of period	2,025	1,841

Cash and cash equivalents at end of period	1,895	2,671

The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

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NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1 Description of Business and Segmented Disclosures

Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments—Upstream and Downstream.

Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore Greenland, offshore China, offshore Indonesia and offshore Taiwan.

Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

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Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading(4)		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended March 31,	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Gross revenues	1,645	1,971	367	614	2,012	2,585	529	581	843	880	2,711	2,492	4,083	3,953	(450)	(625)	5,645	5,913
Royalties	(204)	(219)	—	—	(204)	(219)	—	—	—	—	—	—	—	—	—	—	(204)	(219)
Marketing and other	—	—	162	71	162	71	—	—	—	—	—	—	—	—	—	—	162	71

Revenues, net of royalties	1,441	1,752	529	685	1,970	2,437	529	581	843	880	2,711	2,492	4,083	3,953	(450)	(625)	5,603	5,765

Expenses
Purchases of crude oil and products	25	25	335	591	360	616	287	452	662	763	2,325	2,233	3,274	3,448	(450)	(625)	3,184	3,439
Production and operating expenses	482	455	3	12	485	467	37	35	44	40	101	92	182	167	—	3	667	637
Selling, general and administrative expenses	52	36	6	4	58	40	2	1	14	14	4	3	20	18	52	41	130	99
Depletion, depreciation, amortization and impairment	562	529	6	5	568	534	24	25	22	20	57	51	103	96	10	7	681	637
Exploration and evaluation expenses	88	75	—	—	88	75	—	—	—	—	—	—	—	—	—	—	88	75
Other – net	41	(1)	—	(1)	41	(2)	(1)	—	(1)	—	—	—	(2)	—	(14)	5	25	3

Earnings (loss) from operating activities	191	633	179	74	370	707	180	68	102	43	224	113	506	224	(48)	(56)	828	875

Financial items (note 8)
Net foreign exchange gains	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	(1)	(8)	(1)
Finance income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	11	27	11	27
Finance expenses	(29)	(19)	—	—	(29)	(19)	(2)	(3)	(1)	(1)	(1)	(1)	(4)	(5)	(20)	(47)	(53)	(71)

Earnings (loss) before income taxes	162	614	179	74	341	688	178	65	101	42	223	112	502	219	(65)	(77)	778	830

Provisions for (recovery of) income taxes
Current	52	209	92	5	144	214	6	19	30	18	42	—	78	37	(14)	32	208	283
Deferred	(11)	(50)	(47)	13	(58)	(37)	40	(2)	(4)	(7)	36	41	72	32	21	(39)	35	(44)

Total income tax provision (recovery)	41	159	45	18	86	177	46	17	26	11	78	41	150	69	7	(7)	243	239

Net earnings (loss)	121	455	134	56	255	511	132	48	75	31	145	71	352	150	(72)	(70)	535	591

Intersegment revenues	377	559	—	—	377	559	27	31	46	35	—	—	73	66	—	—	450	625
Expenditures on exploration and evaluation assets(3)	121	87	—	—	121	87	—	—	—	—	—	—	—	—	—	—	121	87
Expenditures on property, plant and equipment(3)	945	928	11	10	956	938	13	8	12	13	27	43	52	64	23	5	1,031	1,007

As at March 31,
Total exploration and evaluation assets and property, plant and equipment, net	22,248	19,025	521	505	22,769	19,530	1,045	1,110	1,211	1,192	3,579	3,494	5,835	5,796	182	124	28,786	25,450
Total assets	23,250	20,548	1,476	1,434	24,726	21,982	1,214	1,252	1,714	1,625	5,397	5,334	8,325	8,211	2,468	3,093	35,519	33,286

(1)	Includes allocated depletion, depreciation and amortization related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.
(4)

Certain hydrogen feedstock costs from production and operating expenses were reclassified to purchases of crude oil and products in the third quarter of 2012. The first quarter of 2012 has been reclassified to conform to current period presentation.

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Note 2 Basis of Presentation

The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2012 Annual Report.

The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2012, except for the newly issued standards and amendments as discussed below.

These condensed interim consolidated financial statements were approved and signed by the Chair of the Audit Committee and Chief Executive Officer on May 6, 2013.

Note 3 Significant Accounting Policies

Changes in Accounting Policy

The following new accounting standards and amendments to existing standards, as issued by the IASB, have been adopted by the Company effective January 1, 2013.

New Accounting Standards

IFRS 10, “Consolidated Financial Statements” provides a single control model to be applied in the assessment of control for all entities in which the Company has an investment. The adoption of this standard had no impact on the Company’s financial statements.

IFRS 11, “Joint Arrangements” classifies joint arrangements as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation and apply proportionate consolidation, while parties to a joint venture have rights to the net assets of the venture and apply equity accounting. As a result of identifying and analyzing the applicability of these new standards, the Company’s Madura joint arrangement will no longer be accounted for using proportionate consolidation. It will now be accounted for on an equity basis as it meets the IFRS 11 definition of a joint venture. The adoption of this standard resulted in the following cumulative balance sheet impact, applied prospectively from January 1, 2012.

Balance Sheet Impact ($ millions)	December 31, 2012	January 1, 2012
Accounts receivable	(4)	(4)
Exploration and evaluation assets	(37)	(14)
Property, plant and equipment, net	(45)	(42)
Investment in joint ventures	132	91
Other assets	(25)	—
Accounts payable and accrued liabilities	1	18
Other long-term liabilities	3	(24)
Deferred tax liabilities	(25)	(25)

Total Balance Sheet Impact	—	—

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IFRS 12, “Disclosure of Interests in Other Entities” contains new disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of this standard had an immaterial impact on the Company’s annual financial statements disclosures.

IFRS 13, “Fair Value Measurement” establishes a single source of guidance for fair value measurement and disclosure of financial and non-financial items under IFRS. The adoption of this standard had an immaterial impact on the Company’s financial statements.

Amendments to Standards

Amendments to IFRS 7, “Financial Instruments Disclosures” require additional disclosures regarding the Company’s financial assets and financial liabilities that are subject to set-off rights and related arrangements. Refer to Note 11 for the additional disclosure required.

Amendments to IAS 28, “Investments in Associates and Joint Ventures” provide additional guidance applicable to accounting for interests in joint ventures or associates using the equity method of accounting. The adoption of this amended standard had no impact on the Company’s financial statements.

Amendments to IAS 19, “Employee Benefits” replaced the corridor approach with immediate recognition of actuarial re-measurements and past service costs, modified the calculation of benefit costs and eliminated the expected returns on plan assets through profit or loss. Additional disclosures regarding risk, judgments and assumptions are required. The additional requirement had an immaterial impact on the Company’s annual financial statements disclosures.

The adoption of this amended standard resulted in the following balance sheet impact, applied retrospectively to January 1, 2010.

Balance Sheet Impact ($ millions)	2012	2011	2010	Total
Increase/(decrease) in net defined benefit liability	1	2	(12)	(9)
Increase/(decrease) in retained earnings	(1)	(2)	12	9

Total balance sheet impact	—	—	—	—

Note 4 Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2012 (note 3)	773
Additions	131
Transfers to oil and gas properties (note 5)	(57)
Expensed exploration expenditures previously capitalized	(10)
Exchange adjustments	5

March 31, 2013	842

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Note 5 Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2012 (note 3)	38,781	981	2,006	5,094	2,225	49,087
Additions	993	11	13	36	27	1,080
Acquisitions	6	—	—	—	—	6
Transfers from exploration and evaluation (note 4)	57	—	—	—	—	57
Transfers between categories	—	—	—	(27)	27	—
Changes in asset retirement obligations	21	—	—	—	—	21
Disposals and derecognition	(24)	—	—	—	(2)	(26)
Exchange adjustments	41	—	—	94	—	135

March 31, 2013	39,875	992	2,019	5,197	2,277	50,360

Accumulated depletion, depreciation, amortization and impairment
December 31, 2012	(17,947)	(443)	(950)	(1,260)	(1,133)	(21,733)
Depletion, depreciation and amortization	(557)	(10)	(24)	(63)	(27)	(681)
Transfers between categories	—	—	—	12	(12)	—
Disposals and derecognition	22	—	—	—	—	22
Exchange adjustments	(5)	—	—	(19)	—	(24)

March 31, 2013	(18,487)	(453)	(974)	(1,330)	(1,172)	(22,416)

Net book value
December 31, 2012 (note 3)	20,834	538	1,056	3,834	1,092	27,354
March 31, 2013	21,388	539	1,045	3,867	1,105	27,944

Note 6 Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended March 31,
	2013	2012
Decrease (increase) in non-cash working capital
Accounts receivable	393	334
Inventories	(85)	146
Prepaid expenses	16	5
Accounts payable and accrued liabilities	(171)	88

Change in non-cash working capital	153	573

Relating to:
Operating activities	213	532
Financing activities	5	31
Investing activities	(65)	10

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Note 7 Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Long-term debt
5.90% notes(1)(2)	2014	762	746	750	750
3.75% medium-term notes(1)	2015	300	300	—	—
7.55% debentures(1)	2016	203	199	200	200
6.20% notes(1)(2)	2017	304	298	300	300
6.15% notes(2)	2019	304	298	300	300
7.25% notes(2)	2019	762	746	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(2)	2022	508	498	500	500
6.80% notes(2)	2037	393	385	387	387
Debt issue costs(3)		(23)	(24)	—	—
Unwound interest rate swaps		66	72	—	—

Long-term debt		3,979	3,918	3,187	3,187

(1)

A portion of the Company’s debt was designated in a fair value hedging relationship for interest rate risk management and the gains or losses arising from adjusting the derivative to its fair value were recognized immediately in net earnings along with the offsetting gain or loss on the hedged item recorded at fair value until discontinuation of the hedging relationship in 2011. Refer to Note 11.

(2)	A portion of the Company’s U.S. denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 11.
(3)	Calculated using the effective interest rate method.

On March 22, 2012, the Company issued U.S. $500 million of 3.95% senior unsecured notes due April 15, 2022 pursuant to a universal short form base shelf prospectus filed with the Alberta Securities Commission and the U.S. Securities and Exchange Commission on June 13, 2011 and an accompanying prospectus supplement. The notes are redeemable at the option of the Company at a make-whole premium and interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On June 15, 2012, the Company repaid the maturing 6.25% notes issued under a trust indenture dated June 14, 2002. The amount paid to note holders was U.S. $413 million, including U.S. $13 million of interest.

On December 14, 2012, the Company amended and restated both of its revolving syndicated credit facilities to allow the Company to borrow up to $1.5 billion and $1.6 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The maturity date for the $1.5 billion facility was extended to December 14, 2016 and there was no change to the August 31, 2014 maturity date of the $1.6 billion facility. In February 2013, the limit on the $1.5 billion facility was increased to $1.6 billion. There continues to be no difference between the terms of these facilities, other than their maturity dates.

On December 31, 2012, the Company filed a universal short form base shelf prospectus (the “Canadian Base Prospectus”) with applicable securities regulators in each of the provinces of Canada, other than Quebec, that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units (the “Securities”) in Canada up to and including January 30, 2015. As of March 31, 2013, the Company had not issued Securities under the Canadian Base Prospectus. This Canadian Base Prospectus replaced the universal short form base shelf prospectus filed in Canada during November 2010 which had remaining unused capacity of $1.4 billion and expired in December 2012. The ability of the Company to raise capital utilizing the Canadian Base Prospectus and its U.S. universal short form base shelf prospectus is dependent on market conditions at the time of sale.

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Note 8 Financial Items

Financial Items ($ millions)	Three months ended March 31,
	2013	2012
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	(8)	32
Losses on cross currency swaps	—	(6)
Gains (losses) on contribution receivable	14	(18)
Other foreign exchange losses	(14)	(9)

Net foreign exchange losses	(8)	(1)

Finance income
Contribution receivable	8	16
Interest income	3	11

Finance income	11	27

Finance expenses
Long-term debt	(60)	(60)
Contribution payable	(20)	(21)

	(80)	(81)
Interest capitalized(1)	59	34

	(21)	(47)
Accretion of asset retirement obligations (note 9)	(30)	(22)
Accretion of other long-term liabilities	(2)	(2)

Finance expenses	(53)	(71)

	(50)	(45)

(1)	Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2012 – 6%).

Note 9 Asset Retirement Obligations (“ARO”)

A reconciliation of the carrying amount of asset retirement obligations at March 31, 2013 is set out below.

Asset Retirement Obligations ($ millions)
December 31, 2012	2,793
Additions	21
Liabilities settled	(43)
Exchange adjustment	4
Accretion(1)	30

March 31, 2013	2,805

Expected to be incurred within one year	145
Expected to be incurred beyond one year	2,660

(1)	Accretion is included in finance expenses. Refer to Note 8.

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Note 10 Share Capital

Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2012	982,229,220	6,939
Stock dividends	74,780	2
Options exercised	418,245	14

March 31, 2013	982,722,245	6,955

During the three months ended March 31, 2013, an aggregate of $295 million, including $293 million in cash and $2 million in common shares, was paid to shareholders (three months ended March 31, 2012—$288 million, including $88 million in cash and $200 million in common shares). During the three months ended March 31, 2013, the Company declared dividends payable of $0.30 per common share (three months ended March 31, 2012 – $0.30 per common share), resulting in dividends of $295 million (three months ended March 31, 2012 – $290 million). At March 31, 2013, $295 million, including $294 million in cash and $1 million in common shares, was payable to shareholders on account of dividends declared on February 6, 2013 (March 31, 2012 – $290 million, including $88 million in cash and $202 million in common shares).

Preferred Shares

During the three months ended March 31, 2013, there were no amounts paid as dividends on the Series 1 Preferred Shares (three months ended March 31, 2012—$3 million). During the three months ended March 31, 2013, the Company declared dividends payable of $3 million on the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) (three months ended March 31, 2012 – $3 million). An aggregate of $3 million, representing approximately $0.28 per Series 1 Preferred Share was payable as cash dividends at March 31, 2013 (March 31, 2012 – payable of $3 million, representing approximately $0.28 per Series 1 Preferred Share).

Stock-based Compensation

The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company’s stock option plan and Performance Share Units (“PSU”) for the three months ended March 31, 2013 and 2012.

Stock-based Compensation ($ millions)	Three months ended March 31,
	2013	2012
Stock option plan	6	4
PSUs	3	—

Stock-based compensation	9	4

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Earnings per Share

Earnings per Share ($ millions)	Three months ended March 31,
	2013	2012
Net earnings	535	591
Effect of dividends declared on preferred shares in the period	(3)	(3)

Net earnings—basic	532	588
Dilutive effect of accounting for share options as equity-settled(1)	(3)	(4)

Net earnings—diluted	529	584

(millions)
Weighted average common shares outstanding—basic	982.5	965.6
Effect of stock dividends declared in the period	1.3	7.9

Weighted average common shares outstanding—diluted	983.8	973.5

Earnings per share—basic ($/share)	0.54	0.61
Earnings per share—diluted ($/share)	0.54	0.60

(1)

Stock-based compensation expense was $5 million based on cash-settlement for the three months ended March 31, 2013 (three months ended March 31, 2012 – expense of $4 million). Stock-based compensation expense was $8 million based on equity-settlement for the three months ended March 31, 2013 (three months ended March 31, 2012—expense of $8 million). For the three months ended March 31, 2013, equity-settlement of share options was considered more dilutive than cash-settlement of share options and, as such, was used to calculate diluted earnings per share.

For the three months ended March 31, 2013, 16 million tandem options and 1 million tandem performance options (three months ended March 31, 2012 – 25 million tandem options and 6 million tandem performance options) were excluded from the calculation of diluted earnings per share as these options were anti-dilutive.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Note 11 Financial Instruments and Risk Management

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, long-term debt, contribution payable, and portions of other assets and other long-term liabilities.

The following table summarizes by measurement classification, derivatives, contingent consideration and hedging instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	March 31, 2013	December 31, 2012
Derivatives—FVTPL (held-for-trading)
Accounts receivable	21	13
Accounts payable and accrued liabilities	(24)	(5)
Other assets, including derivatives	3	1
Other—FVTPL (held-for-trading)(1)
Accounts payable and accrued liabilities	(51)	(27)
Other long-term liabilities	(30)	(78)
Hedging instruments
Other assets, including derivatives	8	1
Long-term debt(2)	(27)	25

	(100)	(70)

Included in net earnings	(5)	104
Included in other comprehensive income	(45)	18

Net gains (losses) for the period, and year, related to financial instruments held at fair value	(50)	122

(1)	Non-derivative items related to contingent consideration recognized as part of a business acquisition.
(2)	Represents the foreign exchange adjustment related to translation of U. S. denominated long-term debt designated as a hedge of the Company’s net investment in its U.S. refining operations.

The Company’s other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, long-term debt, other long-term liabilities and contribution payable. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.

The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at March 31, 2013 was $4.6 billion (December 31, 2012 - $4.6 billion).

The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

The following table summarizes the Company’s assets and liabilities recorded at fair value on a recurring basis:

Fair Value Hierarchy ($ millions)	March 31, 2013	December 31, 2012
Financial assets
Level 2	32	15

Financial liabilities
Level 2	(51)	20
Level 3	(81)	(105)

	(100)	(70)

The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements with the exception of contingent consideration payments.

Contingent consideration payments, based on the average differential between heavy and synthetic crude oil prices until 2014, are classified as Level 3 fair value measurements and included in accounts payable and accrued liabilities and other long-term liabilities. The fair value of the contingent consideration is determined through forecasts of synthetic crude oil volumes, crude oil prices, and forward price differentials deemed specific to the Company’s Upgrader. A reconciliation of changes in fair value of financial liabilities classified in Level 3 is provided below:

Level 3 Valuations ($ millions)
Balance as at December 31, 2012	105
Accretion	2
Upside interest payment	(25)
Increase (decrease) on revaluation(1)	(1)

Balance as at March 31, 2013	81

Expected to be incurred within 1 year	51
Expected to be incurred beyond 1 year	30

(1)	Revaluation of the contingent consideration liability is recorded in other – net in the consolidated statements of income.

Risk Management

The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, other assets, and accounts payable and accrued liabilities in the condensed interim consolidated balance sheets. The Company has oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 16

The following represents the cumulative fair value adjustments on the Company’s risk management contracts as at March 31, 2013:

Risk Management ($ millions)	As at March 31, 2013
	Asset	Liability	Net
Commodity Price
Natural gas contracts	20	(3)	17
Natural gas storage contracts	1	(12)	(11)
Natural gas storage inventory(1)	16	—	16
Crude oil contracts	—	(5)	(5)
Crude oil inventory(2)	50	—	50
Foreign Currency
Foreign currency forwards	1	—	1
Interest Rates
Forward starting swaps	8	—	8

	96	(20)	76

(1)

Represents the fair value adjustment to inventory recognized in the condensed interim consolidated balance sheets related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $89 million at March 31, 2013.

(2)

Represents the fair value adjustment to inventory recognized in the condensed interim consolidated balance sheets related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $306 million at March 31, 2013.

The gains (losses) recognized on risk management positions for the three months ended March 31, 2013 are set out below. All gains (losses) are unrealized, unless otherwise noted.

	Three months ended March 31, 2013
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange Losses	Other Comprehensive Income (“OCI”)
Commodity Price
Natural gas	6	—	—	—	—
Crude oil(1)	(6)	(4)	—	—	—

	—	(4)	—	—	—

Foreign Currency
Foreign currency forwards(2)	—	—	2	(11)	—
Interest Rates
Forward starting swaps	—	—	—	—	7

	—	(4)	2	(11)	7

(1)

During the period ended March 31, 2012, certain crude oil physical purchase contracts were designated as a fair value hedge with fair value changes recognized in purchases of crude oil and products in the condensed interim consolidated statements of income. These fair value hedging relationships have since been discontinued and only fair value changes related to derivative contracts continue to be recorded in purchases of crude oil and products.

(2)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

Net Investment Hedge

At March 31, 2013, the Company had designated U.S. $2.8 billion of its U.S. denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2012 – U.S. $2.8 billion). For the three months ended March 31, 2013, the Company incurred an unrealized loss of $50 million arising from the translation of the debt (three months ended March 31, 2012 – gain of $21 million), net of tax of $7 million (three months ended March 31, 2012 – net of tax of $3 million), which was recorded in OCI. At March 31, 2013, the fair value of the hedge was $40 million and is recorded in long-term debt on the condensed interim consolidated balance sheets (December 31, 2012 - $97 million).

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Interest Rate Swaps

At March 31, 2013, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were designated as a fair value hedge was $66 million (December 31, 2012 – $72 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in an offset to finance expenses of $5 million for the three months ended March 31, 2013 (three months ended March 31, 2012 – offset of $5 million).

The Company has entered into a cash flow hedge using forward starting interest rate swap arrangements whereby the Company fixed the underlying U.S. 10-year Treasury Bond rate on U.S. $500 million to June 16, 2014, which is the Company’s forecasted debt issuance on the same date. The effective portion of these contracts has been recorded at fair value in other assets; there was no ineffective portion at March 31, 2013. The forward starting swaps have the following terms and fair value as at March 31, 2013:

		As at March 31, 2013
Forward Starting Swaps ($ millions)	Swap Rate(1)	Notional Amount (U.S. $ millions)	Fair Value
Swap Maturity
June 15, 2024	2.24%	105	2
June 16, 2024	2.25%	310	5
June 17, 2024	2.24%	85	1

		500	8

(1)	Weighted average rate.

Offsetting Financial Assets and Liabilities

The tables below outline the financial assets and financial liabilities that are subject to set-off rights and related arrangements, and the effect of those rights and arrangements on the condensed interim consolidated balance sheets.

	As at March 31, 2013
Offsetting Financial Assets and Liabilities ($ millions)	Gross amount	Amount of liabilities offset	Net amount
Financial Assets
Financial derivatives	15	(16)	(1)
Normal purchase and sale agreements	536	(168)	368

Total	551	(184)	367

Financial Liabilities
Financial derivatives	(187)	181	(6)
Normal purchase and sale agreements	(814)	326	(488)

Total	(1,001)	507	(494)

	As at December 31, 2012
Offsetting Financial Assets and Liabilities ($ millions)	Gross amount	Amounts of liabilities offset	Net amount
Financial Assets
Financial Derivatives	49	(8)	41
Normal Purchase & Sale Agreements	595	(116)	479

Total	644	(124)	520

Financial Liabilities
Financial Derivatives	(121)	119	(2)
Normal Purchase & Sale Agreements	(707)	279	(428)

Total	(828)	398	(430)

HUSKY ENERGY INC. | Q1 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 18